600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 1, 2005

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L’Authorite des marches financiers
Office of the Administrator. New Brunswick
Securities Commission of Newfoundland

Dear Sirs:

Subject: TransGlobe Energy Corporation                                      AMENDED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting of Shareholders
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	893 662 106
4.	Record Date	:	March 24, 2005
5.	Meeting Date	:	May 11, 2005
6.	Meeting Location	:	Calgary, Ab

Yours truly,

“signed by”
Amy Hemminger
Proxy Clerk
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: amy.hemminger@computershare.com

cc: TransGlobe Energy Corporation
              Attn: Margaret Wardle